Exhibit 99.1

Wah Fu Education Group Ltd. Announces Financial Results for the First Half of Fiscal Year 2020

BEIJING, China, March 6, 2020 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ:WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced its unaudited financial results for the six months ended September 30, 2019.

Financial Highlights for the Six Months Ended September 30, 2019

	For the Six Months Ended September 30,
($’000, except per share data)	2019	2018	% Change
Revenue	$2,500	$2,896	-13.7%
Gross profit	$986	$1,839	-46.4%
Gross margin	39.4%	63.5%	-24.1 pp
Income (loss) from operations	$(1,038)	$277	-474.7%
Operating profit (loss) margin	-41.5%	9.6%	-51.1 pp
Net income (loss)	$(1,183)	$224	-628.1%
Basic and diluted earnings (loss) per share	$(0.29)	$0.05	-680.0%

* pp: percentage points

●	Revenue decreased by 13.7% year-over-year to $2.50 million for the six months ended September 30, 2019 from $2.90 million for the same period of the prior fiscal year. The decrease in revenue is primarily attributable to the decreased revenue from technological development and operation services, partially offset by the increased revenue from online education services.

●	Gross profit decreased by 46.4% to $0.99 million for the six months ended September 30, 2019 from $1.84 million for the same period of the prior fiscal year. Gross margins were 39.4% and 63.5% for the six months ended September 30, 2019 and 2018, respectively. The decreases in gross profit and gross margin were primarily due to the increased cost of revenue for online education services.

●	Loss from operations was $1.04 million for the six months ended September 30, 2019, compared to income from operations of $0.28 million for the same period of the prior fiscal year. Operating loss margin was 41.5% for the six months ended September 30, 2019, compared to operating profit margin of 9.6% for the same period of the prior fiscal year.

●	Net loss was $1.18 million or, loss per share of $0.29 for the six months ended September 30, 2019, compared to net income of $0.22 million, or earnings per share of $0.05, for the same period of the prior fiscal year.

Unaudited Financial Results for the Six months Ended September 30, 2019

Revenue

For the six months ended September 30, 2019, revenue decreased by $0.40 million, or 13.7%, to $2.50 million from $2.90 million for the same period of the prior fiscal year. The decrease in revenue is primarily attributable to the decreased revenue from technological development and operation services, partially offset by the increased revenue from online education services.

For the six months ended September 30, 2019, revenue from online education services increased by $0.50 million, or 25.6%, to $2.45 million from $1.95 million for the same period of the prior fiscal year. The increase was primarily driven by the increase of both its B2B2C and B2C revenues. The increase in B2C revenues was due to the increased sales and the utilization of pre-paid self-study cards, since the Company formed a telemarketing team to promote its B2C business starting from the late 2018. The increase in B2B2C revenues was due to the increased revenue from continuing education, and the resumed self-study examinations from Hunan Province starting from January 2019.

Revenue from technological development and operation services decreased by $0.89 million, or 94.7%, to $0.05 million for the six months ended September 30, 2019 from $0.94 million for the same period of the prior fiscal year. The decrease was mainly because the Company did not provide software system development services for the six months ended September 30, 2019. The Company does not plan to provide such services in the future.

Cost of revenue

Cost of revenue increased by $0.45 million, or 42.5%, to $1.51 million for the six months ended September 30, 2019 from $1.06 million for the same period of the prior fiscal year. The increase in overall cost of revenue was due to increased cost of revenue for online education services and partially offset by decreased cost of revenue for technological development and operation services.

Cost of revenue for online education services increased by $0.70 million, or 88.6%, to $1.49 million for the six months ended September 30, 2019 from $0.79 million for the same period of the prior fiscal year. The increase in cost of revenue for online education services was primarily due to the increased payroll expenses by $0.3 million, and increased collaboration fees of $0.1 million resulting from business expansion in Hubei Province. The increase in payroll expenses was primarily due to the Company developing self-use software in fiscal 2018 and it capitalized some payroll expenses, while no self-used software was developed during the six months ended September 30, 2019. Cost of revenue for technological development and operation services decreased by $0.25 million, or 98.6%, to $3,682 for the six months ended September 30, 2019 from $0.25 million for the same period of the prior fiscal year. The decrease was primarily because less resources were required to fulfill technical support and maintenance services than development services, and the Company only had technical support and maintenance services for the six months ended September 30, 2019.

Gross profit

Gross profit decreased by $0.85 million, or 46.2%, to $0.99 million for the six months ended September 30, 2019 from $1.84 million for the same period of the prior fiscal year. As a result, gross margin decreased by 24.1 points to 39.4% for the six months ended September 30, 2019 from 63.5% for the same period of the prior fiscal year. The decrease in gross margin was primarily due to the increased cost of revenue for online education services.

Gross profit for online education services decreased by $0.22 million or 19.0% to $0.94 million for the six months ended September 30, 2019 from $1.16 million for the same period of the prior fiscal year. Due to the fierce competition in distance learning market in China, there was no substantial increase in the sales price of the Company’s online education services. As a result, gross margin for online education services decreased to 38.4% for the six months ended September 30, 2019 from 59.5% for the same period of the prior fiscal year.

Gross profit for technological development and operation services decreased by $0.63 million, or 92.6%, to $0.05 million for the six months ended September 30, 2019 from $0.68 million for the same period of the prior fiscal year. Gross margin for technological development and operation services increased by 19.4 points to 91.9% for the six months ended September 30, 2019 from 72.5% for the same period of the prior fiscal year.

Operating expenses

Selling expenses increased by $0.08 million, or 11.8%, to $0.76 million for the six months ended September 30, 2019 from $0.68 million for the same period of the prior fiscal year. The increase was mainly due to the increased effort the Company put in marketing in 2019. As a percentage of sales, selling expenses was 30.4% for the six months ended September 30, 2019, compared to 23.5% for the same period of the prior fiscal year.

General and administrative expenses increased by $0.37 million, or 42.7%, to $1.26 million for the six months ended September 30, 2019 from $0.89 million for the same period of the prior fiscal year. The increase was primarily related to the increased expenditures of new subsidiaries, increased professional fees and director expenses after the IPO in April 2019. As a percentage of sales, general and administrative expenses was 50.4% for the six months ended September 30, 2019, compared to 30.7% for the same period of the prior fiscal year.

Total operating expenses increased by $0.46 million, or 29.5%, to $2.02 million for the six months ended September 30, 2019 from $1.56 million for the same period of the prior fiscal year. As a percentage of sales, total operating expenses was 81.0% for the six months ended September 30, 2019, compared to 54.0% for the same period of the prior fiscal year.

Income (loss) from operations

Loss from operations was $1.04 million for the six months ended September 30, 2019, compared to income from operations of $0.28 million for the same period of the prior fiscal year. As a result, operating loss margin was 41.5% for the six months ended September 30, 2019, compared to operating profit margin of 9.6% for the same period of the prior fiscal year.

Other income (expenses)

Total other income, including interest income, loss from investments in unconsolidated entity, net of other expenses, was $0.04 million for the six months ended September 30, 2019, compared to $0.07 million for the same period of the prior fiscal year.

Income (loss) before income taxes

Loss before income taxes was $1.00 million for the six months ended September 30, 2019, compared to income before income taxes of $0.35 million for the same period of the prior fiscal year.

Net income (loss) and earnings (loss) per share

Net loss was $1.18 million for the six months ended September 30, 2019, compared to net income of $0.22 million for the same period of the prior fiscal year. Net loss margin was 47.2% for the six months ended September 30, 2019, compared to net profit margin of 7.6% for the same period of the prior fiscal year.

After deducting non-controlling interests, net loss attributable to the Company was $1.23 million, or loss of $0.29 basic and diluted share, for the six months ended September 30, 2019. This compared to net income of $0.14 million, or earnings of $0.05 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 4,199,336 for the six months ended September 30,2019, compared to 3,200,000 for the same period of last fiscal year. The increase of shares outstanding was the new shares issued in connection with the Company’s IPO.

Financial Condition

As of September 30, 2019, the Company had cash $9.60 million, compared to $3.93 million as of March 31, 2019. Accounts receivable was $0.72 million as of September 30, 2019, compared to $1.78 million as of March 31,2019.

Total current assets and current liabilities were $10.62 million and $3.04 million, respectively, leading to a current ratio of 3.49 as of September 30, 2019. This compared to total current assets and current liabilities of $6.84 million and $1.78 million, respectively, and current ratio of 3.84 as of March 31, 2019.

Recent Developments

On January 8, 2020, the Company announced that through its majority owned subsidiary, Nanjing Suyun Education Technology Co., Ltd., the Company entered into a 5-year service agreement to develop a customized online educational platform for Jiuzhou Polytechnic Vocational College, featuring cloud-based online courses related to vocational training required by the Ministry of Education of China, administration and student management services.

On November 21, 2019, the Company announced that it had entered into a one-year partnership agreement with Chengdu Neusoft University to develop and maintain a customized online education platform featuring online courses, self-taught examinations, and administration and student management services, etc. for Chengdu Neusoft University.

On September 19, 2019, the Company announced that it had entered into a strategic cooperation agreement with Guangzhou Modern Information Engineering College to provide the administrators, staffs, teachers and students of Guangzhou Modern with its proprietary online education and training program, and to develop a customized online education system for Guangzhou Modern which includes online courses, self-study examination, administration and student management services, etc.

On April 29, 2019, the Company announced the closing of its IPO of 1,181,033 ordinary shares at a public offering price of $5.00 per share, for total gross proceeds of approximately $5.9 million before deducting underwriting discounts, commissions and other related expenses. The shares commenced trading on the NASDAQ Capital Market on April 30, 2019 under the ticker symbol “WAFU.”

About Wah Fu Education Group Limited

Headquartered in Beijing, China, Wah Fu Education Group Limited provides online training and exam preparation services, as well as related training materials and technology solutions for both institutions, such as universities and training institutions, and students. For more information about Wah Fu, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online training industry in China and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the other markets the Company serves or plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”).  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Email: ashely.ai@horwathcapital.com.cn

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1-732-910-9692

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2019	2019
ASSETS
CURRENT ASSETS:
Cash	$9,597,530	$3,927,718
Accounts receivable, net	716,229	1,781,360
Other receivables, net	222,353	75,213
Loan to third parties, current	-	490,420
Other current assets	86,527	146,058
Deferred offering costs	-	417,100
TOTAL CURRENT ASSETS	10,622,639	6,837,869

Loan to third parties, noncurrent	560,434	89,404
Right-of-use assets	721,995	-
Rent deposit	72,574	-
Property and equipment, net	771,810	868,802
Investments in unconsolidated entities	266,256	283,113
Deferred tax assets, net	291,073	403,466
TOTAL ASSETS	$13,306,781	$8,482,654

CURRENT LIABILITIES:
Due to related parties	$280,269	$252,874
Deferred revenue	1,705,947	620,332
Operating lease liabilities, current	244,027	-
Taxes payable	404,648	318,685
Other payables	110,398	268,550
Accrued expenses and other liabilities	296,391	324,510
TOTAL CURRENT LIABILITIES	3,041,680	1,784,951

Operating lease liabilities, noncurrent	500,006	-
TOTAL LIABILITIES	3,541,686	1,784,951

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,381,033 and 3,200,000 shares issued and outstanding as of September 30, 2019 and March 31, 2019, respectively	43,810	32,000
Additional paid-in capital	4,844,424	217,395
Statutory reserve	222,180	222,180
Retained earnings	5,196,917	6,421,944
Accumulated other comprehensive loss	(769,154)	(407,169)
Total shareholders’ equity	9,538,177	6,486,350
Non-controlling interest	226,918	211,353
TOTAL EQUITY	9,765,095	6,697,703
TOTAL LIABILITIES AND EQUITY	$13,306,781	$8,482,654

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2019	2018

REVENUE	$2,500,195	$2,896,107

COST OF REVENUE AND RELATED TAX
Cost of revenue	1,491,384	1,041,871
Business and sales related tax	22,509	14,867

GROSS PROFIT	986,302	1,839,369

OPERATING EXPENSES
Selling expenses	764,179	677,224
General and administrative expenses	1,259,784	885,560
Total operating expenses	2,023,963	1,562,784

INCOME (LOSS) FROM OPERATIONS	(1,037,661)	276,585

OTHER INCOME (EXPENSE)
Interest income	46,447	74,729
Income (loss) from investments in unconsolidated entities	-	(186)
Other expenses	(5,726)	(4,471)
Total other income, net	40,721	70,072

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(996,940)	346,657

PROVISION FOR INCOME TAXES	186,434	123,089

NET INCOME (LOSS)	(1,183,374)	223,568

Less: net income attributable to non-controlling interest	41,653	79,381

NET INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(1,225,027)	$144,187

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	(1,183,374)	223,568
Other comprehensive loss: foreign currency translation loss	(388,073)	(708,281)
Total comprehensive loss	(1,571,447)	(484,713)
Less: Comprehensive income (loss) attributable to non-controlling interest	(26,088)	94,629

COMPREHENSIVE LOSS ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(1,545,359)	$(579,342)

Earnings (loss) per common share - basic and diluted	$(0.29)	$0.05
Weighted average shares - basic and diluted	4,199,336	3,200,000

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Equity	Interest	Equity

Balance at March 31, 2019	3,200,000	$32,000	$217,395	$222,180	$6,421,944	$(407,169)	$6,486,350	$211,353	$6,697,703

Common stock issued net of stock issuance costs of $1,266,326	1,181,033	11,810	4,627,029			-	4,638,839		4,638,839
Net income (loss)	-	-	-	-	(1,225,027)	-	(1,225,027)	41,653	(1,183,374)
Foreign currency translation adjustment	-	-	-		-	(361,985)	(361,985)	(26,088)	(388,073)

Balance at September 30, 2019	4,381,033	$43,810	$4,844,424	$222,180	$5,196,917	$(769,154)	$9,538,177	$226,918	$9,765,095

Balance at March 31, 2018	3,200,000	$32,000	$217,395	$217,001	$7,373,306	$116,015	$7,955,717	$217,596	$8,173,313
Capital contribution	-	-	-	-	-	-	-	10,976	10,976
Net income	-	-	-	-	144,187	-	144,187	79,381	223,568
Foreign currency translation adjustment	-	-	-	-	-	(723,529)	(723,529)	15,248	(708,281)

Balance at September 30, 2018	3,200,000	$32,000	$217,395	$217,001	$7,517,493	$(607,514)	$7,376,375	$323,201	$7,699,576

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended, September 30
	2019	2018
Cash flows from operating activities:
Net Income (loss)	$(1,183,374)	$223,568
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	113,767	58,033
Non-cash lease expense	78,861	-
Loss from disposal of property and equipment	88	2,547
Provision for doubtful accounts	59,242	8,594
Provision for investments in unconsolidated entities	-	186
Interest income from loan to third parties	(15,610)	(12,837)
Deferred tax benefit	91,148	(2,882)
Changes in operating assets and liabilities:
Accounts receivable, net	929,249	(391,342)
Other receivable, net	(155,658)	(55,080)
Other current assets	67,131	(345,630)
Rent deposit	(74,856)	-
Deferred revenue	1,157,842	112,781
Taxes payable	108,238	35,773
Operating lease liabilities	(56,131)	-
Accrued expenses and other liabilities	13,928	30,904
Net cash provided by (used in) operating activities	1,133,865	(335,385)

Cash flows from investing activities:
Purchase of property and equipment	(63,111)	(59,910)
Proceeds from disposal of property and equipment	-	65
Payment made on capitalized software development costs	-	(220,273)
Proceeds from loans to third parties	-	455,063
Payments made for loans to third parties	-	(91,013)
Net cash provide by (used in) investing activities	(63,111)	83,932

Cash flows from financing activities:
Changes in due to related parties	26,040	2,742
Net proceeds from initial public offering (“IPO”)	4,866,512	-
Capital contribution by shareholders of non-controlling interest	-	10,976
Net cash provided by financing activities	4,892,552	13,718

Effect of exchange rate fluctuation on cash	(293,494)	(394,129)

Net increase (decrease) in cash	5,669,812	(631,864)
Cash at beginning of the period	3,927,718	4,722,955
Cash at end of the period	$9,597,530	$4,091,091

Supplemental cash flow information
Cash paid for income taxes	$11,228	$94,527

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$823,554	$-
Deferred offering cost netted with proceeds from IPO	$227,673	$-
Payable for capitalized software development costs	$-	$34,744